Filed by HCBF Holding Company, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Jefferson Bankshares, Inc.

Commission File No.: 132-00000

FOR IMMEDIATE RELEASE

Jan. 20, 2017

CONTACTS:
J. Hal Roberts	Robert B. McGivney
President and COO	Chairman and CEO
Harbor Community Bank	Jefferson Bank of Florida
Fort Pierce, Fla.	Oldsmar, Fla.
772-971-2203	813-855-7510
halroberts@harborcb.com	rmcgivney@jeffersonbank.bank

HCBF Holding Company Inc., Parent of Harbor Community Bank,

to Acquire Jefferson Bankshares, Inc.

FORT PIERCE, Fla., Jan. 20, 2017 — HCBF Holding Company Inc. (HCBF) and Jefferson Bankshares, Inc. (OTC Pink: JFBF) (Jefferson) have announced the signing of an agreement and plan of merger, whereby HCBF will acquire Jefferson and its subsidiary, Jefferson Bank of Florida, located in Oldsmar, Fla.

As of Dec. 31, 2016, Jefferson reported assets of approximately $296 million and currently operates five branch offices in Pinellas, Hillsborough and Pasco counties.

At closing, Jefferson will merge with and into HCBF, with HCBF being the surviving bank holding company. Immediately following the holding company merger, Jefferson Bank of Florida will merge into Harbor Community Bank (Harbor). The purchase price is approximately $40 million in HCBF common stock and cash.

Jefferson shareholders will receive either $14.03 in cash, or 0.9676 shares of HCBF common stock, per share of Jefferson common stock. Shareholders will be permitted to elect the form of consideration, provided that the aggregate cash consideration will not exceed 20 percent of the total consideration. In the event that Jefferson shareholders elect to receive aggregate cash consideration in an amount greater than 20 percent of the total consideration, the distribution of the cash consideration will be prorated among such shareholders.

Harbor currently has 41 branch locations in Florida and assets of approximately $1.8 billion. Upon completion of the announced merger with Jefferson, the combined company will have assets of approximately $2.1 billion and 46 branch locations in Florida.

Michael J. Brown, Sr., chairman and CEO of HCBF, commented, “We are excited about the opportunity to expand into the rapidly growing Tampa-St. Petersburg-Clearwater market and feel that Jefferson provides an excellent platform on which to do so. Hal Roberts and I admire the strong team that Bob McGivney has built at Jefferson and we look forward to continuing to provide excellent service to the Jefferson Bank of Florida legacy customers.”

The transaction will further solidify HCBF’s position in Florida. The combination will expand the company’s footprint into the high growth Tampa-St. Petersburg-Clearwater market with five branches and an experienced lending team.

The transaction is subject to customary regulatory approvals and Jefferson shareholder approval. It is anticipated that the closing will occur in the third quarter of 2017. Upon completion of the merger, Harbor Community Bank is expected to have branch or loan production offices in 19 Florida counties.

Mr. McGivney added, “We are thrilled to be joining a Harbor Community Bank team that has a rich tradition of social responsibility and a focus on customer service. This partnership will allow us to continue servicing the Tampa-St. Petersburg-Clearwater market with even greater resources.”

Harbor and HCBF are led by seasoned Florida bankers: Michael J. Brown Sr. (chairman and CEO), J. Hal Roberts (president and COO), Randall Ezell (executive vice president and CFO) and Michael Brown, Jr. (executive vice president and chief lending officer). The boards of directors of HCBF and Harbor and their management team are committed to continuing the organic and acquisition growth plan that began in 2011.

HCBF was assisted in the transaction by investment banking firm Keefe, Bruyette & Woods, Inc. and the Florida law firm Gunster, Yoakley & Stewart, P.A. Jefferson was assisted by investment banking firm Hovde Group, LLC and the Florida law firm Igler and Pearlman, P.A.

Important Information and Where to Find It

This press release does not constitute an offer to sell or a solicitation of an offer to buy securities. This communication is being made in connection with the proposed business combination involving HCBF and Jefferson. In connection with the proposed transaction, HCBF plans to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus. The definitive joint proxy statement/prospectus will be mailed to shareholders of Jefferson. INVESTORS AND SECURITY HOLDERS OF JEFFERSON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by HCBF and Jefferson through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts but are based on certain assumptions and reflect current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties and other important factors that could cause actual results, performance, or achievement to differ materially from any future results, performance, or achievements discussed or implied by such forward-looking statements. The information set forth herein speaks only as of the date hereof, and HCBF and Jefferson disclaims any intention or obligation to update the information contained in this press release.

About Harbor Community Bank

Harbor Community Bank is a Florida-based financial services company headquartered in Ft. Pierce, Fla. with more than 40 branch locations throughout 16 counties. Harbor Community Bank, a wholly owned bank subsidiary of HCBF Holding Company, Inc., specializes in residential, consumer, small business and commercial real estate lending within its current geographic footprint. It also offers a full range of retail, small business, and commercial banking products and services. For more information, visit www.harborcb.com.

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